UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Bally Fitness Franchising, Inc.,	Commission File No. 333-109289-50
Bally Franchise RSC, Inc.,	Commission File No. 333-109289-48
Bally Franchising Holdings, Inc.	Commission File No. 333-109289-49
Bally Total Fitness Corporation	Commission File No. 333-109289-46
Bally Total Fitness International, Inc.	Commission File No. 333-109289-45
Bally Total Fitness of Missouri, Inc.	Commission File No. 333-109289-44
Bally Total Fitness of Toledo, Inc.	Commission File No. 333-109289-43
Bally Total Fitness of Connecticut Coast, Inc.	Commission File No. 333-109289-37
Bally Total Fitness of Connecticut Valley, Inc.	Commission File No. 333-109289-36
Greater Philly No. 1 Holding Company	Commission File No. 333-109289-31
Greater Philly No. 2 Holding Company	Commission File No. 333-109289-30
Health & Tennis Corporation of New York	Commission File No. 333-109289-07
Holiday Health Clubs of the East Coast, Inc.	Commission File No. 333-109289-27
Bally Total Fitness of Upstate New York, Inc.	Commission File No. 333-109289-29
Bally Total Fitness of Colorado, Inc.	Commission File No. 333-109289-28
Bally Total Fitness of the Southeast, Inc.	Commission File No. 333-109289-06
Holiday/Southeast Holding Corp.	Commission File No. 333-109289-05
Bally Total Fitness of California, Inc.	Commission File No. 333-109289-04
Bally Total Fitness of the Mid-Atlantic, Inc.	Commission File No. 333-109289-03
BTF/CFI, Inc.	Commission File No. 333-109289-35
Bally Total Fitness of Greater New York, Inc.	Commission File No. 333-109289-02
Jack La Lanne Holding Corp.	Commission File No. 333-109289-01
Bally Sports Clubs, Inc.	Commission File No. 333-109289-26
New Fitness Holding Co., Inc.	Commission File No. 333-109289-24
Nycon Holding Co., Inc.	Commission File No. 333-109289-23
Bally Total Fitness of Philadelphia, Inc.	Commission File No. 333-109289-22
Bally Total Fitness of Rhode Island, Inc.	Commission File No. 333-109289-20
Rhode Island Holding Company	Commission File No. 333-109289-19
Bally Total Fitness of the Midwest, Inc.	Commission File No. 333-109289-18
Bally Total Fitness of Minnesota, Inc.	Commission File No. 333-109289-17
Tidelands Holiday Health Clubs, Inc.	Commission File No. 333-109289-10
U.S. Health, Inc.	Commission File No. 333-109289-09

(Exact name of registrants as specified in their charters)
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 380-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Guarantee of 10 1/2% Senior Notes due 2011 issued by Bally Total Fitness Holding Corporation

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑	Rule 12h-3(b)(l)(i)	☑
Rule 12g-4(a)(2)	☐	Rule l2h-3(b)(1)(ii)	☐
		Rule l2h-3(b)(2)	☐
		Rule l5d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     This form is filed by the Registrants, in connection with and pursuant to the First Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Bally Total Fitness Holding Corporation and its Affiliate Debtors (the “Plan”), to indicate that the Registrants will no longer be required to file reports under the Securities and Exchange Act of 1934, as amended.
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 1, 2007	By:	/s/ Marc D. Bassewitz
Marc D. Bassewitz
	Their:	Senior Vice President, Secretary and General Counsel